                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

                               -------------------

                            GARDEN RIDGE CORPORATION
                              (Name of the Issuer)

                           GR ACQUISITION CORPORATION
                                GRDG HOLDINGS LLC
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    36541P104
                      (CUSIP Number of Class of Securities)

                               -------------------

                                J. WILLIAM UHRIG
                                    PRESIDENT
                           GR ACQUISITION CORPORATION
                         C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 838-9660
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                               ------------------

                            CALCULATION OF FILING FEE

Transaction Value *: $129,359,636                  Amount of Filing Fee: $25,872

* For purposes of calculating the fee only. This amount assumes the purchase of 11,248,664 shares of common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Shares") of Garden Ridge Corporation at a price per share of $11.50 in cash. The number of Shares of outstanding as of December 3, 1999 which are not owned by the Bidders, is 11,248,664. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously paid: $25,872      Filing Parties:   GR Acquisition Corporation
                                                            GRDG Holdings LLC
                                                            Three Cities Fund II, L.P.
                                                            Three Cities Offshore II, C.V.

     Form or registration no.: 14D-1      Date filed:       November 23, 1999
                               14D-1                        December 8, 1999

         This amends and supplements the Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission (the "Commission") by GR Acquisition Corp., a Delaware corporation (the "Purchaser"), GRDG Holdings LLC, a Delaware limited liability company ("GRDG Holdings"), Three Cities Fund II, L.P., a Delaware limited partnership and Three Cities Offshore II C.V., a Netherlands Antilles partnership (the "Three Cities Funds") relating to the tender offer of the Purchaser (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of Garden Ridge Corporation, a Delaware corporation, which are not owned by the Purchaser and its stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Purchaser, GRDG Holdings and the Three Cities Funds estimate that the total cost of the purchase of the Shares as a result of the Offer and the merger, will be approximately $805,782 greater than was reported on the Schedule 13E-3 as originally filed. The total cost of the purchase will be approximately $129,805,782, consisting of payments to stockholders of approximately $129,359,636, filing fees of $25,872, legal fees of $300,000, printing costs of $100,000 and solicitation and other miscellaneous expenses of $20,274. The Purchaser, GRDG Holdings or the Three Cities Funds will pay these costs.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 8, 1999

                                        GR ACQUISITION CORPORATION

                                        By: /s/  J. William Uhrig
                                            ---------------------
                                            J. William Uhrig
                                            President

                                        GRDG HOLDINGS LLC

                                        By: /s/  J. William Uhrig
                                            ---------------------
                                            J. William Uhrig
                                            President

                                        THREE CITIES FUND II, L.P.

                                        By: TCR Associates, L.P.,
                                            its general partner

                                            By: Three Cities Research, Inc.,
                                                its general partner

                                                By: /s/  Willem de Vogel
                                                    --------------------
                                                    Willem de Vogel
                                                    President

                                        THREE CITIES OFFSHORE II C.V.

                                        By: TCR Offshore Associates, L.P.,
                                            its general partner

                                            By: Three Cities Associates, N.V.,
                                                its general partner

                                                By: /s/  J. William Uhrig
                                                    ---------------------
                                                    J. William Uhrig
                                                    President


                                                                               3